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                               October 3, 2023

       David Bourdon
       Chief Financial Officer and Treasurer
       LifeStance Health Group, Inc.
       4800 N. Scottsdale Road
       Suite 6000
       Scottsdale, Arizona 85251

                                                        Re: LifeStance Health
Group, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Form 10-Q for the
Quarterly Period Ended June 30, 2023
                                                            Response dated
September 12, 2023
                                                            File No. 001-40478

       Dear David Bourdon:

              We have reviewed your September 12, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our letter dated August
       14, 2023.

       Form 10-Q for the Quarterly Period Ended June 30, 2023

       Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Key Metrics and Non-GAAP Financial Measures, page 23

   1. We reference your response to prior comment 2. In future filings, please revise to provide enhanced
discussion about the adjustments for    Litigation costs   ,    strategic
                                                        initiatives    and
special charges   , including why they are not related to normal, recurring, operating expenses,
similar to your response. In addition, to the extent that these items are significant to
understanding fluctuations in your operating results from period to period, please include relevant
and robust discussion of the impact of these items within MD&A
                                                        Results of Operations
in future periodic filings.
 David Bourdon
LifeStance Health Group, Inc.
October 3, 2023
Page 2

        Please contact Kristin Lochhead at 202-551-3664 or Brian Cascio, Accounting Branch
Chief, at 202-551-3676 if you have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,
FirstName LastNameDavid Bourdon
                                                          Division of
Corporation Finance
Comapany NameLifeStance Health Group, Inc.
                                                          Office of Industrial
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October 3, 2023 Page 2                                    Services
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